Exhibit 99.1

News release via Canada NewsWire, Toronto 416-863-9350

    Attention Business Editors:
    Mountain Province Diamonds Provides Update of the Environmental Impact
    Review of the Gahcho Ku Project

    Permitting process clear, transparent and disciplined

    Shares Issued and Outstanding: 59,455,493
    TSX: MPV
    AMEX: MDM

    TORONTO, and NEW YORK, June 14 /CNW/ - Mountain Province Diamonds Inc
("the Company") (MPV: TSX, MDM: AMEX) today reported that on June 11, 2007, the Mackenzie Valley Environmental Impact Review Board (MVEIRB) held the first of two Gahcho Ku work plan meetings in Yellowknife to provide an overview of the draft Terms of Reference for the Environmental Impact Study and draft Work
Plan for the Environmental Impact Review (EIR) of the Gahcho Ku diamond project located in Canada's Northwest Territories.
    Mountain Province President and CEO, Patrick Evans, attended the work plan meeting and also received a comprehensive briefing from the MVEIRB on the framework within which the Gahcho Ku EIR is being conducted. Commenting, Mr.
Evans said: "It is apparent that the EIR is being conducted in a clear, transparent and disciplined manner. The EIR is designed to identify all of the key environmental issues that will be impacted by the development of the
Gahcho Ku diamond mine and facilitate participation by key stakeholders in addressing these issues. Specific milestones have been identified through the process and MVEIRB is determined to meet those milestones on schedule." Mr.
Evans added: "I am encouraged by the constructive and professional manner in which the permitting process is being managed by the key stakeholders."
    Gahcho Ku, a joint venture between Mountain Province (49%) and De Beers
Canada (51%), is the fourth diamond mine being developed in Canada's Northwest
Territories. De Beers Canada successfully permitted the Snap Lake diamond mine, which is located approx. 90 kilometers from Gahcho Ku. Construction of the Snap Lake mine is nearing completion with production expected to commence during the second half of 2007.
    Through the advanced exploration phase of Gahcho Ku's development, a significant number of Northwest Territories residents have been employed at the project. Forty eight percent of Gahcho Ku employees were drawn from NWT residents this year, half of whom are aboriginals, drawn largely from the
First Nations communities in closest proximity to Gahcho Ku. During the construction phase Gahcho Ku is expected to employ approximately 600 people and during the production phase the work force is projected to exceed 400. In addition, service and supply contracts have already been awarded to First
Nations companies and this trend is expected to grow once the project enters into the construction phase.

    Located in Canada's Northwest Territories, Gahcho Ku is the largest new diamond mine under development globally. The project consists of a cluster of three primary kimberlites with an indicated resource of approximately 14.4 million tonnes grading at 1.64 carats per tonne (approximately 23.6 million carats) and an inferred resource of approximately 17 million tonnes grading at
1.35 carats per tonne (approximately 22.9 million carats). Gahcho Ku is currently in the permitting and advanced exploration stage of development. At full production the Gahcho Ku diamond mine is expected to produce approximately 3 million carats a year over 15 years.

    Qualified Person
    This news release has been prepared under the supervision of Carl G.
Verley, P.Geo., who serves as the qualified person under National Instrument
43-101.

    Forward-Looking Statements
    This news release may contain forward-looking statements, within the meaning of the "safe-harbor" provision of the Private Securities Litigation
Reform Act of 1995, regarding the Company's business or financial condition.
Actual results could differ materially from those described in this news release as a result of numerous factors, some of which are outside the control of the Company.

    %SEDAR: 00005311E          %CIK: 0001004530

    /For further information: Mountain Province Diamonds Inc., Patrick Evans,
President and CEO, Tel: (416) 670-5114/
    (MDM MPV.)

CO:  Mountain Province Diamonds Inc.

CNW 14:17e 14-JUN-07